FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   HSBC Holdings plc

   2) Name of director

   A W Jebson

   3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a    non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of    18 or in respect of a non-beneficial interest

   In respect of the Director

   4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Abacus Corporate Trustees Limited 340,802

   A W Jebson 45,254

   5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected    person(s)

   In respect of the Director

   6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if    discretionary/non discretionary

   Acquisition/Conditional award under the HSBC Holdings Restricted Share Plan 2000

   7) Number of shares/amount of stock acquired

   109,004

   8) Percentage of issued class

   De minimis

   9) Number of shares/amount of stock disposed

   10) Percentage of issued class

   11) Class of security

   Ordinary Shares of US$0.50 each

   12) Price per share

   £6.880427

   13) Date of transaction

   5 March 2003

   14) Date company informed

   7 March 2003

   15) Total holding following this notification

   386,056

   16) Total percentage holding of issued class following this notification

   De minimis

   If a director has been granted options by the company please complete the following boxes

   17) Date of grant

   18) Period during which or date on which exercisable

   19) Total amount paid (if any) for grant of the option

   20) Description of shares or debentures involved: class, number

   21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   22) Total number of shares or debentures over which options held following this notification

   23) Any additional information

   24) Name of contact and telephone number for queries

   Robert Musgrove, Assistant Secretary 020 7992 1504

   25) Name and signature of authorised company official responsible for making this notification

   As in 24) above

   Date of Notification 7 March 2003

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                                                        By:

                                                                                                                                                                                                                        Name: P A Stafford

                                                                                                                                                                                                                        Title: Assistant Group Secretary

                                                                                                                                                                                                                        Date: 07 March, 2003